Filed by Verint Systems Inc.

Commission File No. 333-184628

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comverse Technology, Inc.

Commission File No. 001-35303

TRANSCRIPT

The following is a transcript of an earnings conference call held by Verint Systems Inc. (“Verint”) at 4:30 p.m. eastern time on December 5, 2012. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Verint believes that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through Verint’s web site at www.verint.com.

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MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to the third quarter 2012 Verint Systems Inc. earnings conference call. My name is Jeff, and I will be your coordinator for today. At this time, all participants are in a listen-only mode. Later we will facilitate a question-and-answer session.  (Operator Instructions)

As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the conference over to your host for today, Mr. Alan Roden, Senior Vice President of Corporate Development. And you have the floor sir.

Alan Roden — Verint Systems Inc. - SVP, Corporate Development

Thank you operator.  Good afternoon and thank you for joining our conference call today.  I’m here with Dan Bodner, Verint’s CEO and President, and Doug Robinson, Verint’s CFO.

By now, you all should have seen a copy of our press release that includes selected financial information for our third fiscal quarter ended October 31, 2012. Our quarterly report on Form 10-Q will be filed shortly. Each of our SEC filings and earnings press releases is available under the Investor Relations link on our website and also on the SEC website.

Before starting the call, I would like to draw your attention to the fact that certain matters discussed on this call may contain forward-looking statements, including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Verint.  These forward-looking statements are not guarantees of future performance, and they are based on managemen’’s expectations that involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The forward-looking statements are made as of the date of this call and, except as required by law, Verint assumes no obligation to update or revise them or to provide reasons why actual results may differ. Investors are cautioned not to place undue reliance on these forward-looking statements, which are time-sensitive and speak only as of today.

For a more detailed discussion of how these and other risks and uncertainties could cause Verint’s actual results to differ materially from those indicated in forward-looking statements, please see our Form 10-K for the fiscal year ended January 31, 2012, our Form 10-Q for the fiscal quarter ended October 31 when filed, and the other filings we make with the SEC.

Some of the financial information discussed today is not prepared in accordance with generally accepted accounting principles and is therefore non-GAAP.  A reconciliation of the non-GAAP financial measures discussed in today’s call to the most directly comparable GAAP financial measures, as well as an explanation of why management uses these measures, is included in our press release dated December 5, 2012, as well as in the GAAP to Non-GAAP Reconciliation found under the Investor Relations link on our website.  Non-GAAP financial information should not be considered in isolation or as a substitute for GAAP financial information, but is included because management believes it provides meaningful supplemental information regarding our operating results when assessing our business and is useful to investors for informational and comparative purposes.  The non-GAAP financial measures the company uses have limitations and may differ from those used by other companies.

Now I would like to turn the call over to Dan.  Dan.

Dan Bodner — Verint Systems Inc. - CEO & President

Thank you Alan.  Good afternoon everyone, and thank you for joining us to review our third quarter results.

In Q3, we delivered $203 million of revenue and $0.63 of diluted EPS.

While Q3 revenue was down for reasons we will discuss, we are pleased with our strong profitability and cash generation.

In Q3, gross margins improved to 70% and operating margins improved to 22.6% leading to $50 million of EBITDA.  We also had healthy business activity, including cash collections, driving strong cash from operations.

With three quarters of the year behind us, I would like to review the major trends we experienced in Q3 and since the beginning of the year.  Overall, for the first three quarters, revenue was up 7% year-over-year.

From a market perspective, during the first three quarters we experienced strong growth in enterprise intelligence with nearly 10% year-over-year growth, and low single digit growth in security intelligence.  Dissecting our security business further, we experienced 13% growth in communication and cyber intelligence and close to a 10% decline in video intelligence, which we will discuss in a moment.

From a geographic perspective, during the first three quarters we experienced strong growth in the Americas and APAC regions, with 10% and 12% year-over-year growth, respectively, and a 2% decline in the EMEA region.

The deterioration in EMEA we noted during our Q2 call worsened in Q3 with quarterly revenue down 6% year-over-year in the quarter.  Within EMEA, we are seeing areas of strength and weakness, however, overall we are more cautious and as a result, we are lowering our growth outlook for EMEA for the year from being up a couple of percentage points as discussed during our Q2 conference call, to being down several percentage points.

In Q3, we continued to experience interest in our actionable intelligence solutions and we believe the opportunity to help customers make big data actionable is in the early stages and we are well positioned for long-term growth.

In enterprise, we continued to see three market trends that we have highlighted in the past: one - organizations increasingly looking to purchase workforce optimization solutions in the form of a unified suite from a single vendor; two - the migration of workforce optimization solutions into new areas across the enterprise, such as back-office and branch operations; and three - the adoption of innovative voice-of-the-customer analytic solutions to drive the customer-centric enterprise.

I would like to share with you some recent customer anecdotes from around the world that we believe are illustrative of these three trends.

In the APAC region, we received an order in excess of $5 million from a new customer for our workforce optimization suite — including call recording, quality monitoring, eLearning, coaching, workforce management and speech analytics.  This new customer is deploying our solution to help increase efficiencies in its customer service organization and improve its level of customer service overall.  The solution, which replaces point solutions from two different vendors, will be deployed across more than 10,000 agents. We believe this deployment further supports the trend we see of organizations purchasing unified solutions from a single vendor.

In the Americas region, we received an order of approximately $2 million from an existing financial services customer for our workforce optimization suite.  This customer had initially deployed our recording and quality monitoring solutions and has now decided to expand to a more comprehensive unified suite encompassing workforce management, performance management, eLearning and speech analytics.  We believe this deployment reflects a market preference towards purchasing multiple solutions from a single vendor, sometimes all at once, but more often over time.

In the EMEA region, we received a $2 million order for our workforce optimization solutions from an existing telecommunications customer. The customer had previously deployed our recording and quality monitoring and is now deploying our workforce management solution in both its contact center and back-office operations to drive greater consistency across its multichannel customer service operations. We believe this customer is indicative of the market interest in comprehensive enterprise-wide workforce optimization solutions that can ultimately be used to break down the silos across different parts of customer service operations.

Overall, we are pleased with our performance in enterprise intelligence.  Year to date, we experienced 10% growth with all three regions growing, and expect to finish the year strong.  We believe behind our strong performance is our leadership position in the enterprise intelligence market and our portfolio of high ROI solutions that have value both in strong and weak economies.

Turning to security, our strategy is to deliver a broad portfolio of innovative IP security solutions to meet our customers’ specific security challenges across several vertical markets, including government, retail, finance, and critical infrastructure.

In the government sector, customers are deploying our innovative communications intelligence solutions to detect, investigate, and neutralize criminal and terrorist threats and our video and situation intelligence solutions to improve the security of sensitive facilities and infrastructure. We recently received orders in excess of $20 million from an existing international government customer for our communications intelligence solutions. We believe these large orders, which we expect will be deployed over multiple quarters, are indicative of customer demand for innovative security solutions that efficiently collect, fuse, and analyze very large amounts of content to generate actionable intelligence.

Year-to-date, our government security business was healthy, growing faster than our overall business.

Now let’s discuss our video intelligence business.  In the video intelligence market, organizations are deploying our video and situation intelligence solutions in retail, finance and critical infrastructure, such as airports, seaports, transportation networks, utilities, as well as in safe city initiatives.  We recently received a $3 million order from a new retail customer in APAC. We also received a $2 million order from a new customer for a safe city project in East Europe and an order in excess of $1 million for the first phase of a new security initiative at a major U.S. airport.

Overall, we believe that in video intelligence, the market continues to evolve from mainly hardware based products to also higher value, intelligent software based solutions.  Hardware based products still represents the largest component of the market, however, our strategy continues to focus on our strength delivering higher value, higher margin solutions while gradually moving away from certain low margin, hardware products.

Over the last 3 quarters, orders for certain hardware products such as our encoders declined sharply, creating a strong headwind on year-over-year overall growth. On the positive side, we experienced growth in orders for the remaining portfolio and this changing mix resulted in several points of gross margin improvement.  For the full year, excluding our encoder products, we expect orders to increase about 10% and we are excited about the long-term opportunity for high value, big data solutions in this market.

Turning to our annual guidance, consistent with past years, we expect Q4 to be our strongest quarter of the year.  Nevertheless, to reflect the trends discussed earlier on this call, primarily in EMEA and video, we are adjusting our annual outlook.

In our enterprise intelligence business, we expect to finish the year strong and for the full year deliver 10% growth.  In our security intelligence business, for the full year we expect 7% to 8% growth in our communications and cyber intelligence business and a 7% to 8% decline in our video intelligence business.

In total for the year, we currently expect revenue in the range of $845 million plus or minus 1% and EPS in the range of $2.50 plus or minus 5 cents.  This guidance drives close to $200 million in EBITDA and more than $100 million of cash from operations.

Looking beyond this year, we believe given a healthy economic environment, we can accelerate our organic growth and improve margins with increased scale and a more favorable software-hardware mix.

Now I would like to turn it over to Doug to discuss our financial results in more detail.

Doug

Doug Robinson — Verint Systems Inc. - CFO

Thanks Dan and good afternoon everyone.

Most of the discussion today will focus on non-GAAP financial measures.  A reconciliation between our GAAP and non-GAAP financial measures is available as previously mentioned.

Differences between our GAAP and non-GAAP financial measures include adjustments related to acquisitions, including amortization of acquisition-related intangibles, certain other acquisition-related expenses, stock-based compensation, as well as certain other non-cash or non-recurring charges, including expenses associated with our merger with Comverse.  Our earnings release provides further information on these non-GAAP adjustments.

I’ll start my discussion today with the areas of revenue, gross margin, and operating margin.

In the third quarter, we generated approximately $203 million of total revenue across our three segments, with $122 million in enterprise intelligence, $26 million in video intelligence and $55 million in communications intelligence. This compares to approximately $205 million of total revenue in the third quarter of last year, with $117 million in enterprise, $33 million in video and $55 million in communications.  In terms of geography, in Q3 we generated $106 million in the Americas, $52 million in EMEA, and $45 million in APAC. This compares to approximately $112 million in the Americas, $55 million in EMEA, and $38 million in APAC in the third quarter of last year.

Year-to-date revenue was up 7% to $618 million. On a constant currency basis, revenue would have been up 9% or coming in about $12 million higher.

Q3 gross margins were 70.2% compared to 66.6% in Q2 and 67.8% in Q3 of last year.  As we have discussed in the past, due to the product and revenue mix, within or across segments, gross margins can fluctuate significantly from quarter to quarter.

During Q3, we generated $46 million of operating income compared to $43 million in Q2.  Operating margins in Q3 increased to 22.6% compared to 20.0% in Q2.

Our Q3 EBITDA came in at $50 million, or 24.7% of revenue, up from $47 million in Q2.

Overall, we are pleased with our strong improvement in profitability this quarter.

Now let’s turn to other income and interest expense.

In the third quarter, other expense, net, totaled $6.7 million, reflecting $7.8 million of interest expense and the balance related to the impact of foreign exchange.

Our annual cash tax rate is expected to be approximately 13%, reflecting what we expect to see for the balance of the year.  As we have discussed previously, we expect to enjoy a low cash tax rate for several years due to our NOLs and the amount of income we generate in low tax rate jurisdictions.

These results drove $0.63 of diluted EPS.

Now turning to the balance sheet.

At the end of Q3, we had approximately $204 million of cash, including restricted cash, compared to approximately $164 million of cash at the end of our fiscal year.  Q3 cash from operations on a GAAP basis came in at $26 million for the quarter.  For the nine months, cash from operations on a GAAP basis was $65 million compared to the $45 million in the corresponding nine months of last year. As Dan mentioned, we expect to generate more than $100 million of cash from operations for the year.

We ended the quarter with total debt similar to last quarter at $593 million. Our net debt as of October 31, 2012 is $389 million, representing approximately 2 times our LTM EBITDA.

At the end of the quarter we had 51.0 million average diluted shares outstanding, including approximately 11.1 million shares underlying our convertible preferred stock.

I would like to take this opportunity now to provide an update on our merger with Comverse.  Comverse completed the distribution of its telecom business to its shareholders on October 31st, which was a prerequisite step in our merger. We continue to expect the merger to close in February 2013.  Of course, the merger is subject to a number of conditions, and its timing and completion can’t be assured.  Following the merger our preferred stock will be replaced by common stock and we expect to have approximately 52 million shares outstanding.

Before moving to Q&A, I would like to discuss our guidance for the year ending January 31, 2013.

Due to the factors Dan discussed, we are refining our annual revenue guidance in the range of $845 million plus or minus 1%.

For the year, we expect non-GAAP operating margins to be in the low 20%s.

We expect our Q4 interest and other expense, excluding the potential impact of f/x, to be approximately $8.0 million, reflecting the interest rate on our long term loan.

With one quarter left, we are refining our non-GAAP cash tax rate to be approximately 13% for the year, reflecting the amount of taxes we expect to pay this year.

Based on these assumptions and assuming approximately 51 million average diluted shares outstanding for the year, we expect non-GAAP EPS to be in the range of $2.50 plus or minus 5 cents.

In conclusion, we are pleased with our strong competitive portfolio, broad product offering and believe are well positioned for continued growth.

This concludes my prepared remarks.

So with that, operator, can we open up the lines for questions?

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Q&A

Operator

(Operator Instructions)

Operator

Paul Coster - JPMorgan Chase & Co.

Paul Coster

Yes, I have a couple of questions. The first one relates to the potential cannibalization of your business here as you shift from hardware to software and what impact that has on your revenues in the Video segment in particular? Is this kind of a blip this quarter? You’re benefiting, obviously, from the margin — higher margin from software sales. Or is this going to continue for several quarters and is it contributing towards the outlook on the Video Intelligence side? In short, can that segment grow next year?

Dan Bodner

Yes, okay. I’ll address all those questions. As you know, we are selling a portfolio of solutions within our Video Intelligence business. And we see our strength in delivering big-data solutions that include software for video management for situation awareness for analyzing the data. But we do sell hardware bundled with software.

The encoders are specifically a hardware box that connects cameras to the network. The encoders market, according to some research reports, the overall worldwide market for encoders is about $0.5 billion, so it is a big market. And we believe that the encoder product we have is a high-end premium product. However, since this is basically just a box, there are recently many new vendors coming into the market with low-cost products, a lot of new entrants from Asia-Pacific vendors, and that creates an overall pressure on price. Our strategy is not to play with this commoditizing market, because we could — hypothetically we could lower the price, we have a great product. And we could increase volume, but at some point, we will end up with a very large revenue that has very low margin, so that is really not our long-term strategy. And therefore, we are holding our prices and we are paying with headwinds on our overall growth.

Where we are now is — on the encoder business, we still have about $20 million of encoder business. This is declining $10 million this year, so it is a sharp decline from $30 million to $20 million. We do not expect this to be declining in one year, it will take several years. But it will continue to decline over time, and it will continue to create a headwind on our overall growth. As we mentioned before, for the remaining portfolio, the non-encoder business, we are expecting to grow orders this year 10%. We still see very healthy growth for the rest of the business.

And as to your question about next year, we expect the same thing for next year. That we will grow orders about 10%, but even with growing orders 10% next year, we expect next year revenues to be kind of flat. Again, over time, obviously increasing the volume of orders for the higher margin solutions will also start to grow revenue. And this will have a positive impact on our margin this year, and we expect positive impact — even more positive impact on the margin next year from the changing mix.

Paul Coster

Okay, thank you. And then the other — and that helps greatly. The other question is, to what extent does your guidance factor in fiscal cliff? Can you just talk about the wiggle room you’ve got on either side here of your guidance with that variable in mind?

Dan Bodner

Yes. At this point, what we have seen is a clear deterioration in EMEA. We have seen 10% growth year-to-date in Americas, and we are still expecting for the year, 10% growth in the Americas. So, the fiscal cliff, and the impact is that we do see customers are constantly telling us they are very interested in our technology, but they are a little bit more hesitant in terms of spending. And therefore approval cycles are longer and sometimes we also see projects that start at a certain amount and then they get cut over time. But because there is still strong interest in the technology and companies are looking to differentiate themselves, then for this year, we are still expecting 10% growth in the Americas.

Paul Coster

Very good. Thank you very much.

Operator

Shaul Eyal - Oppenheimer & Co.

Shaul Eyal

Thank you. Hi, good afternoon, guys. Dan, just one clarification, one of the comments in your reply to Paul. When you talk about expecting flat revenue next year, that’s on the encoder side? Or it’s another part of the business?

Dan Bodner

Yes, no, that is a good question. The encoders will continue to decline next year. Right? But we expect overall orders to grow 10%, resulting in overall revenue for our video business flat with this year.

Shaul Eyal

The video business?

Dan Bodner

Right. The 10% growth in the orders next year are not going to be enough to grow revenue. There’s actually two components to this. One is because our encoder business will continue to decline next year; but also, as we shift to the more complex projects that include analytics, the conversion ratio from bookings to revenue takes longer. Therefore, while we have very good growth this year in our orders, we expect this to continue next year. There is good interest in our solutions. We do not think that 10% will be enough to grow our revenue, obviously. If we have a better economic environment and we are able to grow orders more than 10%, then we will see our revenue growing. But at this point, we are not projecting that.

Shaul Eyal

Got it. And the analytics portion, as small as it is as a total contributor from the overall revenue picture, again, growing probably double-digit, if I’m running the numbers correctly. That is also not enough at this stage to offset for some of the decline you guys are seeing on the video front?

Dan Bodner

No. That’s why I said, we declined in encoder business sharply, and the 10% growth this year, that we are expecting this year in orders is not enough. We do have a lot of pilots for our analytics, and hopefully, those will convert to orders next year. We think that part of the fact that people are taking more time to do pilots has to do with the global economic environment and the spending hesitation, as I have discussed before. Nevertheless, we have many pilots. We, at this point, most of those pilots are paid pilots. We are asking our customers to pay. But more importantly, during those pilots, they are able to get comfortable with ROI and we expect that many of those pilots will be converting into orders next year.

Shaul Eyal

Got it. I know you guys are not providing — obviously, it’s probably too early, a fiscal ‘13 overall guidance, but directionally speaking, specifically on the gross margins, should those be heading up year-over-year if you guys continue to see the same trend you’ve see in the third quarter?

Dan Bodner

Yes. The answer is yes, but let me expand a little bit. We are providing guidance because we are still doing some bottom-up validation of our pipeline and the conversion next year. What we expect for next year, right now, directionally, is that given the healthy economy, which we hope will continue, will not deteriorate, we do see good growth in our Enterprise Intelligence and our Communication & Cyber Intelligence. As I mentioned before, we see good growth in the video orders, but the video revenues will be kind of flat. In terms of margins, we do expect some improvements in margins. So, if this year operating margins will be approximately 21.5%, driving the $2.50 EPS guidance, then next year they should go slightly up.

Shaul Eyal

Got it. Thank you very much.

Operator

Daniel Meron, RBC Capital Markets.

Daniel Meron

Thank you. Hi Dan, Doug and Alan. I missed the first part of the call, so excuse me if you’ve covered this. Can you describe in this environment, you talked a little bit about the video composition coming in. How do you see it in the enterprise side where you’ve got a little bit more of a software-oriented, you’re upper on the value chain? If you can describe that. Also going to the Communication Intelligence side, especially on cyber security, this is an area that has been more of interest. If you can just talk a little bit about the competitive environment there. Thank you.

Dan Bodner

Competitively, we feel that we are pretty strong in all areas. The encoder business specifically — again, the encoder is a box, and we have no desire to stay competitive pricing-wise. We think we have a very good, high-quality encoder product. And we have been charging premium prices for this product, but as the market for encoders gets commoditized, this is really not where we see the future of Verint. As you all know, we’ve been discussing that our strategy is to focus on helping customers to collect huge amount of data, analyze the data, turn it into business intelligence and security intelligence. And obviously, getting more competitors in the encoder business is something that we expected will happen over time, and it just got accelerated this year.

But generally, in terms of the competitive environment, we believe that we will finish the year in our Enterprise Intelligence business with close to 10% growth. And we believe that we are taking market share in the Enterprise Intelligence business. We believe that we are very competitive in our Communications Intelligence business, with 7% to 8% organic growth. Overall, when you look at our results this year, 85% of our revenue, because let’s not forget, Video is just 15%, so 85% of the revenue are growing about 9% this year. And if you take it on a constant currency basis, we actually had double-digit growth this year. We feel good about the competitiveness of our products. And in Video, we feel that with the non-encoder portfolio, we also are very competitive. It is just a matter of the natural process in this market that hardware will gradually go away.

By the way, we had the same phenomenon in our Enterprise Intelligence, where 10 years ago, there was hardware and now it is basically a software model. We expect our security business over time to get the hardware worked out of the model. And we think that is going to continue our strength of differentiating ourselves with the software, where the value is the ability to turn data into Actionable Intelligence is where Verint’s strength is.

Doug Robinson

That is helpful in driving better margins for us.

Daniel Meron

Right, and just as a follow-up to that, Dan, what is the mix of hardware now versus what it was maybe 5 years ago, 10 years ago? Where do you see it several years out? Is there a way to quantify it, either across businesses or product line?

Dan Bodner

Yes. Clearly, the gross margin was mid 50s five years ago, approximately, and now it is approaching 70.

Doug Robinson

And that has largely been on the enterprise side of the market, what Dan spoke about, and that is the hardware in the enterprise getting worked out.

Daniel Meron

Right. How much hardware left for the Company as a whole? Is it 10%, 15%, or is it a little bit higher?

Dan Bodner

It’s in that range of 10% to 15% in terms of the cost of the hardware. Obviously, we bundle that together with the software, because in the security business, that is the way customers want to buy.

Daniel Meron

It’s mostly in security, so in enterprise it’s virtually gone, right?

Dan Bodner

Yes

Daniel Meron

Okay, that is very helpful. Thank you so much.

Doug Robinson

Sure

Operator

Brian Ruttenbur, CRT Capital Group.

Brian Ruttenbur

Yes, Thank you very much. I just want to understand in summary, your revenue guidance, this is all about the hardware, the encoders, and that’s 10% to 15% of your revenue that is decreasing. Everything else seems to be growing, and you expect that same revenue growth going forward. You see no slowdown. Is that correct? I just want to summarize.

Dan Bodner

Yes, but the mix in terms of geographies are changing. I just want to make clear that we have changed our view on EMEA quite a bit. Last quarter we had an expectation that EMEA would be growing 2%. If you recall, we said we expect for the year 2%. We now expect to be — this year to be down around 5%. This clearly is a deterioration in EMEA that was partially offset by improvement in other areas, but that is also kind of — there’s two ways to analyze the data. One is from a market perspective, the other is from a geography perspective. I think both views are important.

In terms of EMEA, I think it is also interesting that, while it is down quite a bit, actually, the enterprise business in EMEA is holding nicely, and we expect it to be a little up. Security in EMEA is down significantly, and it looks like as EMEA is trying to work out their financial issues, security for now is not a priority. Obviously, we hope and believe that that is not sustainable, and that as things get settled, they will invest in security again. But this is kind of an underlying important trend that I think it is important to note.

Brian Ruttenbur

Right. Well, thank you. The other question I had was on cash flow or EBITDA. I think that you talked about $200 million of adjusted EBITDA. Was that the correct number that I heard?

Doug Robinson

Yes, on a non-GAAP basis, Brian.

Brian Ruttenbur

Okay, how about on an EBITDA basis? Just earning — the traditional earnings before interest, tax, depreciation and amortization?

Doug Robinson

EBITDA on a GAAP basis?

Brian Ruttenbur

On a GAAP basis. There isn’t truly a GAAP EBITDA, but just EBITDA in the traditional sense.

Doug Robinson

Yes, so the main components there are the — we had some charges associated with acquisitions. Lately it has been the Comverse charges, which we have as an adjustment. And the other charges, which are typical GAAP to non-GAAP adjustments, right? So, our press release has both the GAAP and the non-GAAP, and there’s a schedule of actually the non-GAAP adjustments. So, the stock comp, the amortization from the acquisition intangibles, I believe is about $30 million of adjustments in the quarter.

Brian Ruttenbur

I was just trying to get — when we are talking $200 million on the year of adjusted EBITDA equivalent to, if we are calling it GAAP EBITDA — call it GAAP EBITDA of $100 million, what is the spread differential between non-GAAP?

Dan Bodner

Essentially, yes, Brian, it’s actually — let me try and give you a simple response here. So, the 100 — we expect more than $100 million of GAAP cash from operations, okay?

Brian Ruttenbur

Perfect.

Dan Bodner

To get to the $200 million, there’s about $30 million of interest. There’s about $20 million of cash taxes, right? There’s about close to $50 million of the acquisition and related items. And the balance will be changes in our working capital.

Brian Ruttenbur

Okay. Thank you very much.

Operator

Craig Nankervis, First Analysis.

Craig Nankervis

Yes, thanks very much. Also on the security side, you referred to more complex projects that would be changing the conversion rate from bookings to revenue for next year. If you are talking about that for next year holistically, it sounds like that’s more than a one quarter trend. I wonder if you could elaborate on what you are seeing there. It certainly sounds like it is not happening in EMEA and I wondered if the PSIM angle is entering into this at all. Thanks.

Dan Bodner

Yes, I think it is certainly a positive trend. It has to do with the PSIM situation and it has to do with our analytics. These are more complex projects. Just to give you an example of one airport that we are in the middle of deploying. They have a couple thousand cameras, they have even more, several thousands of sensors that we have to aggregate data, structured and unstructured data that we aggregate from these thousands of different sensors. And then we all record, store, analyze, and provide users with the situation awareness solution. And that project is obviously deployed over time, and therefore, the revenue is recognized over the deployment. We may get the order up front for X-millions of dollars, but the deployment in the revenue will be over several quarters.

We expect this type of more complex projects, because this is really what big data projects are about. Encoders are boxes, right? So, when we get an order for an encoder, it is a book ship, and it is very quick to convert from booking to revenue. And the higher value, higher margin software solutions, I expect it to take longer to convert from booking to revenue, and that is a trend.

Craig Nankervis

Okay. I — just to refresh, I am sorry, I appreciate that explanation. With these more complex projects, is that — how do I think about the services component associated with that? I just need a refresh on that.

Dan Bodner

Most of our video business is delivered through integrators. Services component is pretty small.

Craig Nankervis

Right. That is right. Thank you very much.

Operator

(Operator Instructions)

Ellen Mo, Imperial Capital.

Ellen Mo

Yes, thanks, just a couple questions. How much of your growth is coming from your solutions like back office, and how are you leveraging your existing customer relationship?

Dan Bodner

Back office workforce optimization is clearly one of the highest growth areas for us. We are excited about opportunity. As I mentioned in the customer anecdotes, the value we are providing is not just that we are going after back office as a separate market. It is not a separate new market for us, it’s an extension of contact center and branch market. The value we bring to our customers is they can use the same solution across a number of different silos in their customer service operation. We do get orders that are for both contact center and back office products in the same project. Therefore, we see the value, again, more than just tracking how much we send to back office.

Overall, back office is a relatively new area. We’ve been in this market only for a few years, so it is not yet a very large portion of our revenue. But it is certainly the fastest growing and it is exciting because it is helping customers to think of Verint beyond the contact center, and obviously an opportunity for us to sell more products. There are many, many more agents in the back office than there are in the contact center. So, the addressable market opportunity is obviously exciting for us.

Ellen Mo

Is there a percentage of revenue that you could disclose or quantify the growth rate that’s coming from back office?

Dan Bodner

We’re not yet at the point that we would like to be specific about that. As it becomes more material to our overall number, then obviously we will dissect it further. At this point, again, we are more excited about selling back office, contact center and brand solution as a unified suite than to focus on back office and what is the revenue coming from this specific part of the market.

Ellen Mo

Got it, thanks. So then, how is the average deal price trending? Or asked another way, what’s been the interest or the focus on data analytics?

Dan Bodner

The average size of the data is trending up, and it is trending up because of our suite approach. Mainly that is what we believe because we’re able to sell more products. And again, because of this trend of moving beyond the contact center into the back office of the branch, we are able to sell not just more products, but also to expand the number of agents within the customer universe. Within this trending up, I believe that it will continue to trend up. I am a little hesitating because of the spending environment right now. We see some customers prefer to break down orders into smaller components. It is more difficult in this environment to get approvals and therefore, there would be some pressure on the average deal size in the near term. But in terms of over time, we think we will continue to trend up. We have seen that we are just more meaningful to our customers and we are selling into more and more areas within our enterprise customer organization, and that will drive average deal size up.

Ellen Mo

Okay. And then are you moderating the pace of headcount additions and then the growth in infrastructure, given, obviously, the macro environment? Or do you see any opportunities to expand in certain geographies like APAC and invest there at a elevated level?

Dan Bodner

In terms of our own headcount?

Ellen Mo

Yes.

Dan Bodner

We continue to invest for growth. We have — over the last 12 months, we increased our headcount by 100 people. As we’ve said on prior calls, we are spending less than last year. Last year was a big investment; this year, the last 12 months was 100 people. More than half of these people are in sales. We expect, obviously, growth, and we are hiring sales people. We will continue to hire in Q4 and into next year. We are focusing on hiring revenue generating people.

In terms of geographies, obviously, we hire — rebalancing the workforce and hiring where we see an opportunity for growth. In EMEA, there’s clearly an issue near-term. There is no question in our mind that EMEA will eventually resolve their issues and start to grow again. But obviously, we do not know when. But we also are — within EMEA, there are countries that are growing nicely and there are opportunities, so very selectively, we are also growing in EMEA.

Ellen Mo

Okay, thanks.

Operator

Jonathan Ho, William Blair

Jonathan Ho

Hey guys, sorry about that earlier, I was dropped off of the call. I just wanted to ask a question on the linearity of the quarter and whether you guys saw anything unusual in terms of maybe the spread of revenue cost per month?

Dan Bodner

Yes. The linearity for variance, the third quarter is obviously our biggest quarter. In terms of anomalies this quarter, the big anomaly for us was the superstorm Sandy that hit just the last three days of our quarter, which are typically a very, very busy period. We had Sandy, our headquarters on Long Island was shut down completely for those three days, and actually also for the next three days into our current quarter and also many of our customers in the Northeast were impacted. Because we are a global company, we were still able to give good service to our customers during the storm. There was some impact to our booking and revenue. But that is really the biggest anomaly in the quarter.

Jonathan Ho

Got it, got it. In terms of the encoder, did it catch you by surprise at all, the trends that were happening in the business? And did you just make a decision during the quarter to end of life the product? I want to understand the timing of how that happened.

Dan Bodner

No. We did not end of life the product. We still sell them. I mentioned before, we still sell about $20 million of them. It did catch us by surprise, the magnitude of the reduction. We explained — we expected some reduction, but not nearly — we had a reduction of 35% of our encoder business this year. So yes, we were surprised by the magnitude of the reduction. We are not ending life, there’s no end of life here. We still have customers that are willing to pay full price and like to get our products. But not surprisingly, there are other customers that can get a commodity product, maybe not as high quality as ours, but much lower price. That is what is driving their behavior, and we understand that.

Jonathan Ho:

Got it. Just one last one for me. With some of the news out there around Autonomy, are you seeing any potential opportunities there relative to their customer base? Or is — just want to get a sense of anything that may be opening up for you guys.

Dan Bodner

The competition Autonomy is most directly in the contact center. They still have the contact center business that they acquired many years ago, and we certainly see good opportunities to compete with Autonomy in the contact center area. In terms of their other business, we do have some competition. It is not as direct, and I do not know if there’s going to be an impact or not. Clearly, we have to see what — how HP is going to move forward and organize that business.

Jonathan Ho

Thank you.

Doug Robinson

Sure.

Operator

Ladies and gentlemen, this will conclude the time we have for questions. I would now like to turn the call back over to Mr. Alan Roden for closing remarks.

Alan Roden

Thank you, operator. And thanks, everyone, for joining us tonight. Have a great evening.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation, you may now disconnect. Have a wonderful day.

[ End of Transcript ]

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Additional Information

This transcript does not constitute an offer of any securities for sale. In connection with the merger, Verint and Comverse Technology, Inc. (“CTI”) expect to file with the Securities and Exchange Commission (“SEC”) a definitive joint proxy statement/prospectus as part of a registration statement regarding the proposed transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed by Verint and/or CTI with the SEC because they will contain important information about Verint and CTI and the proposed transaction. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus and other documents when filed by Verint and CTI with the SEC at www.sec.gov or www.verint.com or www.cmvt.com. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

This transcript is not a solicitation of a proxy from any security holder of Verint or CTI and shall not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.  However, Verint, CTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the Securities and Exchange Commission.  Information about the directors and executive officers of Verint may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its definitive proxy statement relating to its 2012 Annual Meeting of Stockholders filed with the SEC on May 14, 2012.  Information about the directors and executive officers of CTI may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its definitive proxy statement on Schedule 14A filed with the SEC on September 6, 2012 and the preliminary information statement attached thereto.

Cautions About Forward-Looking Statements

This transcript contains forward-looking statements, including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Verint.  These forward-looking statements are not guarantees and they are based on management’s expectations that involve a number of risks and uncertainties, any of which could cause actual results or events to differ materially from those expressed in or implied by the forward-looking statements.  Some of the factors that could cause actual future results or events to differ materially from current expectations include: risks associated with Verint’s and CTI’s ability to satisfy the conditions and terms of the merger, and to execute the merger in the estimated timeframe, or at all, and the issuance of shares of Verint common stock in connection with the merger; uncertainties regarding the expected benefits of the merger; risks arising as a result of unknown or unexpected CTI obligations or liabilities assumed upon completion of the merger, or as a result of parties obligated to provide us with indemnification being unwilling or unable to stand behind such obligations; risks associated with any litigation against us or our directors or officers that we may face, or any litigation against counterparties that we may inherit, in connection with the proposed merger; uncertainties regarding the tax consequences of the merger; risks associated with CTI’s ability to control Verint’s board of directors and the outcome of matters submitted for stockholder action; and risks associated with being a consolidated subsidiary of CTI and formerly part of CTI’s consolidated tax group.  Verint assumes no obligation to revise or update any forward-looking statement, except as otherwise required by law.  For a detailed discussion of these risk factors, see Verint’s Annual Report on Form 10-K for the fiscal year ended January 31, 2012, Verint’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2012 and other filings Verint makes with the SEC.